Exhibit 99.1

TRANSCANADA CORPORATION – SECOND QUARTER 2007

Quarterly Report to Shareholders

Media Inquiries:	Shela Shapiro	(403) 920-7859

(800) 608-7859
Analyst Inquiries:	David Moneta/Myles Dougan	(403) 920-7911

(800) 361-6522

TransCanada Announces Second Quarter Results,

Board Declares Dividend of $0.34 per Common Share

RESTRICTED

CALGARY, Alberta –July 27, 2007 – (TSX: TRP) (NYSE: TRP)

Second Quarter Highlights

(All financial figures are unaudited and in Canadian dollars unless noted otherwise)

•                  Net income for second quarter 2007 of $257 million ($0.48 per share) compared to $244 million ($0.50 per share) in second quarter 2006

•                  Comparable earnings for second quarter 2007 of $241 million ($0.45 per share) compared to $198 million ($0.41 per share) for the same period in 2006, an increase of approximately 10 per cent on a per share basis

•                  Funds generated from operations for second quarter 2007 of $596 million compared to $539 million for the same period in 2006, an increase of approximately 11 per cent

•                  Dividend of $0.34 per common share declared by the Board of Directors

TransCanada Corporation (TransCanada) today announced net income for second quarter 2007 was $257 million ($0.48 per share) compared to $244 million ($0.50 per share) for second quarter 2006.

Comparable earnings were $241 million ($0.45 per share) for second quarter 2007 compared to $198 million ($0.41 per share) in second quarter 2006. The $43 million ($0.04 per share) increase in comparable earnings in second quarter 2007 compared to second quarter 2006 is primarily due to income from the acquisition of American Natural Resources Company and ANR Storage Company (collectively ANR) and the start-up of Bécancour and higher income recorded due to a settlement on the Canadian Mainline approved by the National Energy Board (NEB). Comparable earnings excluded positive income tax adjustments of $16 million in second quarter 2007. In second quarter 2006, comparable earnings excluded $33 million favourable impact on future income taxes arising from a reduction in Canadian federal and provincial corporate income tax rates and a $13 million ($23 million pre-tax) gain on the sale of TransCanada’s interest in Northern Border Partners, L.P.

Net income for the six months ended June 30, 2007 was $522 million ($1.00 per share) compared to $517 million ($1.06 per share) for the same period in 2006. Net income from continuing operations for the six months ended June 30, 2007 was $522 million ($1.00 per share) compared to $489 million ($1.00 per share) for the same period in 2006.

Comparable earnings for the six months ended June 30, 2007 were $491 million ($0.94 per share) compared to $425 million ($0.87 per share) for the same period in 2006. The $66 million ($0.07 per share) increase in comparable earnings for the six months ended June 30, 2007 compared to the same period in 2006 is primarily due to income from ANR and Bécancour and higher income recorded due to the settlement reached on the Canadian Mainline approved by the NEB. Comparable earnings for the six months ended June 30, 2007 excluded positive income tax adjustments of $31 million. In the first six months of 2006, comparable earnings excluded a $33 million favourable impact on future income taxes, an $18 million ($29 million pre-tax) bankruptcy settlement with Mirant and the $13 million gain on the sale of TransCanada’s interest in Northern Border Partners, L.P.

Net cash provided by operations in second quarter 2007 was $689 million compared to $448 million for the same period in 2006. Net cash provided by operations for the six months ended June 30, 2007 was $1,307 million compared to $963 million for the same period in 2006. The increase in net cash provided by operations was primarily due to an increase in funds generated from operations and a decrease in operating working capital.

Funds generated from operations in second quarter 2007 were $596 million compared to $539 million for the same period in 2006. Funds generated from operations for the six months ended June 30, 2007 were $1,178 million compared to $1,056 million for the same period in 2006.

“We continue to advance our large portfolio of Pipelines and Energy projects,” said Hal Kvisle, TransCanada’s, president and chief executive officer. “Significant milestones in the second quarter include commercial support for the Keystone Oil Pipeline expansion and extension and favourable decisions from the Québec and Federal governments on the Cacouna Energy LNG project. We also made progress with the Portlands Energy Centre, Halton Hills Generating Station, Cartier Wind project and the Bruce Power restart and refurbishment project.”

Notable recent developments in Pipelines, Energy and Corporate include:

Pipelines:

•                  TransCanada announced a successful Open Season on the Keystone Oil Pipeline  (Keystone) that supports an expansion to 590,000 barrels per day and extension of the pipeline to Cushing, Oklahoma. TransCanada has now secured long-term contracts for a total of 495,000 barrels per day with an average duration of 18 years. In addition, the NEB held a public hearing related to the construction and operation of Keystone’s Canadian facilities. The public hearing ended on June 21, 2007 and a decision is expected in fourth quarter 2007.

•                  TransCanada’s five-year settlement with interested stakeholders for years 2007 to 2011 on its Canadian Mainline was approved by the NEB in May 2007. The settlement reflects a cost of capital based on a rate of return on common equity determined by the NEB return-on-equity formula, on a deemed common equity ratio of 40 per cent, an increase from 36 per cent. The NEB also approved TransCanada’s request that interim tolls be made final for 2007.

•                  ANR received regulatory approval to proceed with a 14 Bcf natural gas storage expansion project in Michigan. This capacity is fully contracted with an expected in service date of April 1, 2008 for injections and November 1, 2008 for withdrawals. This project is in addition to a natural gas storage enhancement and expansion program that will increase Michigan capacity available for sale by 13 Bcf. This program was also fully subscribed with injections commencing in April 2007. The expected capital cost of these projects is US$125 million.

•                  In June 2007, TransCanada made an application to the Alberta Energy and Utilities Board for approval to construct approximately $300 million of new facilities on the Alberta System to initially serve the growing demand for natural gas in the Fort MacMurray region of Alberta.

•                  In July 2007, the NEB approved TransCanada’s application to add Gros Cacouna as a receipt point on its integrated Canadian Mainline system and reaffirmed the existing rolled-in toll methodology. The effective date for these approvals is when the facilities required to connect the Gros Cacouna receipt point are approved and placed in service. Trans Quebec and Maritimes Pipeline (TQM) and TransCanada are preparing applications to the NEB for approval to construct those facilities required to connect the Cacouna Energy Liquefied Natural Gas (LNG) terminal at Gros Cacouna to the existing integrated TQM/Canadian Mainline infrastructure.

•                  TransCanada assumed operatorship at ANR, Great Lakes, and Northern Border natural gas transmission systems and commenced physical natural gas deliveries at the Tamazunchale pipeline in east-central Mexico.

Energy:

•                  The Cacouna Energy LNG project received federal cabinet approval pursuant to the Canadian Environmental Assessment Act. This approval is required for the issuance of permits under the Fisheries Act (Canada) and Navigable Waters Protection Act (Canada). Also, the Québec government granted a decree pursuant to the Environment Quality Act approving the Cacouna regassification terminal.

•                  Construction is progressing on Bruce A, Portlands Energy Centre, and on the Cartier Wind Energy project. Pre-construction activities continue at the Halton Hills Generating Station.

•                  Bécancour, one of TransCanada’s largest co-generation facilities, is successfully operating and running as expected. Bécancour supplies electricity to Hydro-Québec Distribution and provides a source of competitively priced steam.

Corporate:

•                  In April 2007, US$1.0 billion of Junior Subordinated Notes were issued maturing in 2067 and bearing interest of 6.35 per cent until May 2017, at which time the interest on the Notes will convert to a floating rate reset quarterly to the three-month London Interbank Offered Rate plus 221 basis points.

Teleconference – Audio and Slide Presentation

TransCanada will hold a teleconference today at 11 a.m.(Mountain) / 1 p.m. (Eastern) to discuss the second quarter 2007 financial results and general developments and issues concerning the company. Analysts, members of the media and other interested parties wanting to participate should phone 1-866-898-9626 or 416-340-2216 (Toronto area) at least 10 minutes prior to the start of the teleconference. No passcode is required. A live audio and slide presentation webcast of the teleconference will also be available on TransCanada’s website at www.transcanada.com.

The conference will begin with a short address by members of TransCanada’s executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (Eastern) August 3, 2007. Please call 1-800-408-3053 or 416-695-5800 (Toronto area) and enter passcode 3227683. The webcast will be archived and available for replay on www.transcanada.com.

About TransCanada

With more than 50 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas pipelines, power generation, gas storage facilities, and projects related to oil pipelines and LNG facilities. TransCanada’s network of wholly owned pipelines extends more than 59,000 kilometres (36,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 360 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, approximately 7,700 megawatts of power generation in Canada and the United States. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

FORWARD-LOOKING INFORMATION

This news release may contain certain information that is forward looking and is subject to important risks and uncertainties. The words “anticipate”, “expect”, “may”, “should”, “estimate”, “project”, “outlook”, “forecast” or other similar words are used to identify such forward-looking information. All forward-looking statements are based on TransCanada’s beliefs and assumptions based on information available at the time such statements were made. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy industry sectors, construction and completion of capital projects, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, such forward-looking information is subject to various risks and uncertainties which could cause TransCanada’s actual results and experience to differ materially from the anticipated results or other expectations expressed. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

NON-GAAP MEASURES

TransCanada uses the measures “comparable earnings”, “comparable earnings per share” and “funds generated from operations” in this news release. These measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and are therefore considered to be non-GAAP measures. These measures are unlikely to be comparable to similar measures presented by other entities. These measures have been used to provide readers with additional information on TransCanada’s operating performance, liquidity and its ability to generate funds to finance its operations.

Comparable earnings is comprised of net income from continuing operations adjusted for specific items that are significant and not typical of the Company’s operations. The identification of specific items is subjective and management uses judgement in determining the items to be excluded in calculating comparable earnings. Specific items may include, but are not limited to, certain income tax refunds and adjustments, gains or losses on sales of assets, legal settlements and bankruptcy settlements received from former customers. A reconciliation of comparable earnings to net income is presented in the Consolidated Results of Operation section in the Management’s Discussion and Analysis accompanying this news release. Comparable earnings per share is calculated by dividing comparable earnings by the weighted average number of shares outstanding for the period.

Funds generated from operations is comprised of net cash provided by operations before changes in operating working capital. A reconciliation of funds generated from operations to net cash provided by operations is presented in the Second Quarter 2007 Financial Highlights chart in this news release.

Second Quarter 2007 Financial Highlights

(unaudited)

Operating Results	Three months ended June 30		Six months ended June 30
(millions of dollars)	2007	2006	2007	2006

Revenues	2,212	1,685	4,461	3,579

Net Income
Continuing operations	257	244	522	489
Discontinued operations	-	-	-	28
	257	244	522	517

Comparable Earnings (1)	241	198	491	425

Cash Flows
Funds generated from operations (1)	596	539	1,178	1,056
Decrease/(increase) in operating working capital	93	(91)	129	(93)
Net cash provided by operations	689	448	1,307	963

Capital Expenditures	386	327	692	630
Acquisitions, Net of Cash Acquired	4	358	4,224	358

	Three months ended June 30		Six months ended June 30
Common Share Statistics	2007	2006	2007	2006

Net Income Per Share - Basic
Continuing operations	$0.48	$0.50	$1.00	$1.00
Discontinued operations	-	-	-	0.06
	$0.48	$0.50	$1.00	$1.06

Comparable Earnings Per Share - Basic (1)	$0.45	$0.41	$0.94	$0.87

Dividends Declared Per Share	$0.34	$0.32	$0.68	$0.64

Basic Common Shares Outstanding (millions)
Average for the period	536	488	522	488
End of period	536	488	536	488

(1)  For a further discussion on comparable earnings, funds generated from operations and comparable earnings per share, refer to the Non-GAAP Measures section in Management’s Discussion and Analysis of this Second Quarter 2007 Quarterly Report to Shareholders.